UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

MEDCLEAN TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00739T104
(CUSIP Number)

Brian L. Ross c/o Graubard Miller The Chrysler Building 405 Lexington Avenue, 19th Floor New York, New York 10174 Telephone: (212) 818-8610
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 00739T104	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Heller Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES WITH	7	SOLE VOTING POWER 41,360,294
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 41,360,294
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,360,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.37%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 00739T104	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Ronald I. Heller (IRA)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 18,333,333
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 18,333,333
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.26%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 00739T104	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Ronald I. Heller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 59,693,627
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 59,693,627
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,693,627
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.63%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 00739T104	SCHEDULE 13D	Page 5 of 9 Pages

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (“Common Stock”) of Medclean Technologies, Inc., a Delaware corporation (“Issuer”).  The principal executive office of the Issuer is located at 3 Trowbridge Drive, Bethel, Connecticut 06801.

The percentages of beneficial ownership reflected in this Statement are based upon 561,542,968 shares of Common Stock outstanding on August 3, 2009, which number has been obtained from the Issuer.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Heller Capital Investments, LLC (“HCI”), Ronald I. Heller IRA (“Heller IRA”) and Ronald I. Heller (“Mr. Heller”) (individually, each a “Reporting Person” and collectively, the “Reporting Persons”).

Each of the Reporting Persons has an address of 700 East Palisade Avenue, Englewood Cliffs, New Jersey 07632.

Mr. Heller is an individual, the beneficiary of the Heller IRA and the managing member of HCI.  Mr. Heller is a citizen of the United States. HCI is a limited liability company organized in the State of New Jersey.

None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 27, 2007, the Issuer issued a promissory note to HCI (“Note 1”) in return for $495,000.  Under the terms of Note 1, the Issuer was to pay HCI $550,000 in principal on December 27, 2007 (10% original issue discount) and 12% in interest annually.

On December 27, 2007, the Issuer replaced Note 1 with another note (“Note 2”) which extended the term of Note 1 six months but with some changes to its terms.  Note 2 continued to pay 12% in interest annually but instead paid $600,000 in principal.

On August 4, 2008, the Issuer offered HCI the right to participate in a private placement.  In return for surrendering Note 2, HCI would receive $1,100,000 worth of Common Stock and warrants (“Warrants”) under the terms of the private placement.  Additionally, as a part of the private placement, HCI paid $67,500 to acquire from a third party a $75,000 promissory note that HCI surrendered for an additional $150,000 worth of Common Stock and Warrants of the Issuer in the private placement.  In the private placement, HCI received 49,632,353 shares of Common Stock and 49,632,353 Warrants.

CUSIP No. 00739T104	SCHEDULE 13D	Page 6 of 9 Pages

The Heller IRA also paid $250,000 cash in the private placement and acquired 10,000,000 shares of Common Stock and 10,000,000 Warrants.

Each Warrant in the private placement was convertible into one share of Common Stock of the Issuer at an exercise price of $0.025 per share and provided for cashless exercise rights.  The Warrants were to expire on August 4, 2013.

On August 18, 2008, HCI exercised all of its Warrants on a cashless basis and received 41,360,294 shares of Common Stock in return and the Heller IRA exercised all of its Warrants on a cashless basis and received 8,333,333 shares of Common Stock in return.

As a part of the private placement, HCI was given the right to appoint one director.  HCI has not appointed a director and has no current plans to exercise that right.

In April and May 2009, HCI engaged in the following transactions, diminishing its beneficial ownership:

Date	No. of Shares Sold	Price Per Share
April 27, 2009	1,000,000	$0.005
April 28, 2009	530,478	$0.005
May 6, 2009	3,469,522	$0.0042
May 12, 2009	5,000,000	$0.0028
May 13, 2009	2,325,326	$0.0028

In May, June and August 2009, HCI engaged in the following transactions, diminishing its beneficial ownership:

Date	No. of Shares Sold	Price Per Share
May 14, 2009	3,075,000	$0.0023
May 15, 2009	392,151	$0.0026
May 18, 2009	1,000,000	$0.0028
May 19, 2009	1,852,000	$0.0028
May 21, 2009	1,060,000	$0.002
May 22, 2009	120,000	$0.0022
May 26, 2009	1,100,000	$0.0023
June 19, 2009	220,000	$0.0025
June 25, 2009	154,925	$0.0022
June 26, 2009	72,000	$0.0023
August 5, 2009	10,000,000	$0.0012
August 6, 2009	10,000,000	$0.001
August 7, 2009	8,260,951	$0.001

CUSIP No. 00739T104	SCHEDULE 13D	Page 7 of 9 Pages

Item 4.	Purpose of Transaction

Each of the Reporting Persons has acquired the securities specified in Item 5 of this Schedule 13D for investment purposes.

(i)           Each of the Reporting Persons may acquire additional securities from time to time in the market or in private transactions.  None of the Reporting Persons have any other agreements to acquire any additional shares of Common Stock at this time.

(ii)           None of the Reporting Persons has any present plans or proposals that relate to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Subject to the board appointment right discussed in Item 3, any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

CUSIP No. 00739T104	SCHEDULE 13D	Page 8 of 9 Pages

(j)           Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

HCI beneficially owns 41,360,294 shares of Common Stock, over which it has sole voting and dispositive power, which represents 7.37% of the outstanding shares of Common Stock of the Issuer.

The Heller IRA beneficially owns 18,333,333 shares of Common Stock, over which it has sole voting and dispositive power, which represents 3.26% of the shares of outstanding Common Stock of the Issuer.

As the managing member of HCI, Mr. Heller has sole voting and dispositive power over the 41,360,294 shares of Common Stock owned by HCI.  As the beneficiary of the Heller IRA, Mr. Heller has voting and dispositive power over the 18,333,333 shares of Common Stock owned by the Heller IRA.  Accordingly, Mr. Heller is deemed to beneficially own 59,693,627 shares of Common Stock of the Issuer, representing 10.63% of the outstanding shares of Common Stock of the Issuer.

During the past 60 days, HCI and the Heller IRA effected the sales described in Item 3 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 00739T104	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2009

/s/ Ronald I. Heller
Ronald I. Heller

HELLER CAPITAL INVESTMENTS, LLC

By:	/s/ Ronald I. Heller
Ronald I. Heller, Managing Member

RONALD I. HELLER (IRA)

By:	/s/ Ronald I. Heller
Ronald I. Heller